Exhibit 10.3
NOTICE OF OPTION GRANT
under the
COMSTOCK MINING INC. 2011 EQUITY INCENTIVE PLAN
No. of shares subject to option: _[number of Stock Options]
This GRANT, made as of [date], by Comstock Mining Inc., a Nevada corporation (the “Company”), to [First Name Last Name] (“Participant”), is made pursuant and subject to the provisions of the Company’s 2011 Equity Incentive Plan (the “Plan”), a copy of which has been given to Participant. All terms used herein that are defined in the Plan have the same meanings given them in the Plan.
1. Grant of Option. Pursuant to the Plan, the Company, on [date] (“Grant Date”), granted to Participant, subject to the terms and conditions of the Plan and subject further to the terms and conditions herein set forth, the right and option to purchase from the Company all or any part of the aggregate of [number of Stock Options] shares of Common Stock at the option price of $[grant date closing sales price] per share (the “Option Price”), being not less than the Fair Market Value per share of the Common Stock on the date the option was granted. Such option will be exercisable as hereinafter provided. This option is [not] intended to be treated as an incentive stock option under Code section 422.
2. Expiration Date. The Expiration Date of this option is the date that is two (2) years from the date of the grant of this option. This option may not be exercised on or after the tenth anniversary of its grant.
3. Vesting of Option. This option shall become immediately vested on the Grant Date.
4. Exercisability of Option. This option shall be exercisable from the Grant Date until the Expiration Date.
5. Method of Exercising and Payment for Shares. This option shall be exercised through a licensed brokerage firm at Participant’s expense, in conjunction with established procedures designated from time to time and coordinated by the Company. From time to time the procedures for exercising this option may be subject to modification by the aforesaid departments, but in no case shall the number of shares subject to the option or its terms for vesting be changed by the procedures for exercise or by the modification thereof. Procedures for the exercise of this option will be provided to Participant by the Company.

6. Non-transferability. This option is nontransferable except by will or the laws of descent and distribution. During Participant’s lifetime, this option may be exercised only by Participant.

7. Fractional Shares. Fractional shares shall not be issuable hereunder, and when any provision hereof may entitle Participant to a fractional share such fraction shall be disregarded.
8. No Right to Continued Employment. This option does not confer upon Participant any right with respect to continuance of employment by the Company or an Affiliate, nor shall it interfere in any way with the right of the Company or an Affiliate to terminate his employment at any time.

9. Change in Capital Structure. The terms of this option shall be adjusted as the Committee determines is equitable in the event the Company effects one or more stock dividends, stock split-ups, subdivisions or consolidations of shares or other similar changes in capitalization.
10. Governing Law. This Grant shall be governed by the laws of the State of Nevada and applicable Federal law. All disputes arising under this Grant shall be adjudicated solely within the state or Federal courts located within the State of Nevada.
11. Conflicts. (a) In the event of any conflict between the provisions of the Plan as in effect on the date hereof and the provisions of this Grant, the provisions of the Plan shall govern. All references herein to the Plan shall mean the Plan as in effect on the date hereof.
(b) In the event of any conflict between the provisions of this Award and the provisions of any separate Agreement between the Company and the Participant, including, but not limited to, any Severance Compensation Agreement entered between the Participant and the Company, the provisions of this Grant shall govern.
12. Binding Effect. Subject to the limitations set forth herein and in the Plan, this Grant shall be binding upon and inure to the benefit of the legatees, distributees, and personal representatives of Participant and the successors of the Company.
13. Taxes. Tax withholding requirements attributable to the exercise of this option, including employment taxes, Federal income taxes, and state and local income taxes with respect to the state and locality where, according to the Company’s system of records, the Participant resides at the time the option is exercised, except as otherwise might be determined to be required by the Company, will be satisfied by the Participant as instructed in the established procedures for exercising this option. It is the Participant’s responsibility to properly report all income and remit all Federal, state, and local taxes that may be due to the relevant taxing authorities as the result of exercising this option.
IN WITNESS WHEREOF, the Company has caused this Grant to be signed by a duly authorized officer.

COMSTOCK MINING INC.

By:	_________________________________________
Corrado DeGasperis, Executive Chairman and CEO